January 6, 2026

David Somo
Chief Executive Officer
Ideal Power Inc.
5508 Highway 290 West, Suite 120
Austin, Texas, 78735

       Re: Ideal Power Inc.
           Registration Statement on Form S-3
           Filed December 30, 2025
           File No. 333-292492
Dear David Somo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ned A. Prusse